SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: December 14, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  December 14, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1	News release dated December 14, 2006 referenced as:

“EnCana moderating capital investment, targeting increased free cash flow, higher project returns in 2007”

EnCana moderating capital investment,
targeting increased free cash flow, higher project returns in 2007
Natural gas production expected to grow 9 percent per share
Calgary, Alberta, (December 14, 2006) — EnCana Corporation (TSX & NYSE: ECA) plans to invest capital of approximately US$5.9 billion in 2007, a 6 percent decrease from the prior year, to grow natural gas and oilsands production and expand the company’s downstream heavy oil processing capacity. The company expects to fully fund its capital investment with internally generated cash flow, which is supported by hedges on more than half of its forecasted 2007 production volumes. In 2007, EnCana expects that cash flow will exceed total capital expenditures resulting in free cash flow of approximately $1.7 billion, at the midpoint of cash flow guidance. With the company’s 2006 and 2007 planned share purchases, it is expected that 2007 natural gas production per share will grow by 9 percent and total oil and gas production will grow by 4 percent per share.
“In this period of high industry activity and continued high inflation, we have tempered our planned natural gas and oil production growth rate in order to minimize the impact of rising costs and operating inefficiencies and to maximize project returns. Overall, we believe this approach will generate significant free cash flow that can be directed to continued share purchases and increased dividends. As always, our efforts will be focused on increasing the underlying value of every EnCana share,” said Randy Eresman, EnCana’s President & Chief Executive Officer.

Cash flow forecast[1]
($ billions, excluding per share amounts)	2006F	2007F	% Δ

Cash flow	7.0 – 7.2	7.2 – 8.0	+ 7
Cash flow per share ($ per share diluted)	8.30 – 8.60	9.30 – 10.30	+ 16
Pre-tax cash flow
Upstream, excluding Oilsands Partnerships	8.0	9.0	+ 13
Oilsands Partnerships	0.3	0.6	+ 100
Other expenses, net[2]	(0.3)	(0.6)	+ 100
Pre-tax cash flow	8.0	9.0	+ 13

1.	2006 based on NYMEX of $7 per thousand cubic feet (Mcf) and WTI of $66 per barrel (bbl)
2007 based on NYMEX of $7 per Mcf and $9 per Mcf and WTI of $50 per bbl and $70 per bbl and a Gulf Coast 3-2-1 crack spread of $8.85 per bbl

The pre-tax cash flow forecast represents the midpoint of the estimated range resulting from pricing assumptions.

2.	Includes administrative & interest expense, realized foreign exchange, net of operating cash flow from Midstream & Marketing and Corporate.

Capital investment forecast
($ billions)	2006F	2007F	% Δ

Upstream, excluding Oilsands Partnerships	5.6	5.1	- 9
Oilsands Partnerships[3]	0.6	0.7	+ 17
Subtotal	6.2	5.8	- 6
Midstream & Marketing & Corporate	0.1	0.1	—
Total capital investment	6.3	5.9	- 6
Office building[4]	—	0.2
Net acquisitions & divestitures	(2.8)	(0.5)
Net capital investment	3.5	5.6

3.	Oilsands capital in 2006 represents EnCana only as partnerships are set to commence January 2, 2007. Capital in 2007 represents EnCana’s share of capital investment in both the upstream and downstream partnerships.

4.	EnCana’s planned office building, which the company intends to sell in 2007.

Natural gas production, which represents more than 80 percent of EnCana’s production, is expected to increase about 3 percent, while oil and natural gas liquids (NGLs) production (excluding volumes from the oilsands partnership) is expected to decrease about 5 percent, mostly due to natural decline in mature properties. Total production in 2007, prior to the allocation of oilsands volumes to ConocoPhillips as part of the heavy oil integration partnership, was expected to be up 4 percent. With the establishment of the partnership planned for early in 2007, EnCana expects 2007 total production to be about the same as in 2006.

Natural gas and liquids production forecast
Production (after royalties)	2006F	2007F	% Δ

Natural gas (MMcf/d)
Canada	2,185	2,210	1
United States	1,185	1,250	5

Total natural gas	3,370	3,460	3

Oil & NGLs excluding Oilsands Partnership (Mbbls/d)
Canada	100	95	- 5
United States	13	12	- 8

Total oil & NGLs, excluding Oilsands Partnership (Mbbls/d)	113	107	- 5

Upstream production, excluding Oilsands Partnership
(MMcfe/d, 6:1)	4,050	4,100	1

Oilsands Partnership (Mbbls/d)	43	31	- 28

Total oil, NGLs & Oilsands Partnership (Mbbls/d)	156	138	- 12

Total production (MMcfe/d)	4,300	4,280	—

Net wells	3,650	4,260	+ 17

Natural gas and liquids production forecast per share[5]
Production (after royalties)	2006F	2007F	% Δ

Natural gas (per 1,000 shares, Basic, Mcf)	1,501	1,630	+ 9
Oil & NGLs (per 1,000 shares, Basic, Mcfe)[6]	447	390	- 13
Total production (per 1,000 shares, Basic, Mcfe)[6]	1,948	2,020	+ 4

5.	Per share calculations assume basic weighted average shares outstanding of 820 million in 2006 and 775 million in 2007.

6.	Includes Ecuador production volumes in 2006.
Updated guidance and key resource play information is posted on EnCana’s website: www.encana.com.
Oilsands integration on track to start early in 2007
EnCana and ConocoPhillips are on track to close their agreement to create an integrated heavy oil business on January 2, 2007, generating immediate downstream revenue and cash flow for EnCana. The partnership will ultimately result in EnCana owning a 50 percent interest in the Wood River and Borger refineries. ConocoPhillips will own a 50 percent interest in the Foster Creek and Christina Lake oilsands projects. Average daily production from the upstream partnership is expected to grow about 44 percent in 2007 to about 62,000 barrels per day (bbls/d) (about 31,000 bbls/d net to EnCana). The company expects this integrated business will generate pre-tax cash flow in the range of $550 million to $650 million net to EnCana in 2007.
Share purchases continue
“In 2006, our target is to purchase a total of 10 percent of our outstanding shares and to date we have purchased 9.4 percent. We expect to complete the program by year-end. During 2007, we plan to purchase between 3 and 5 percent of the shares outstanding (approximately 24 million to 40 million shares) with divestiture proceeds and free cash flow,” Eresman said.
To date in 2006, EnCana has purchased approximately 81 million common shares at an average price of approximately US$49.36 per share.

EnCana plans dividend increase
Consistent with the company’s focus on shareholder value creation, EnCana’s board of directors intends to double the quarterly dividend in 2007. Approval of the increase would result in an annual dividend of $0.80 per common share.
More than half of expected 2007 natural gas and liquids production hedged with downside price protection
In 2007 EnCana has about 1.75 billion cubic feet per day (Bcf/d) of expected gas production with downside price protection, comprised of 1.515 Bcf/d under fixed price contracts at an average price of $8.49 per Mcf and 240 million cubic feet per day with put options at a strike price of $6.00 per Mcf. In oil, EnCana has about 126,000 bbls/d of expected 2007 oil production with downside price protection, comprised of 34,500 bbls/d under fixed price contracts at an average price of $64.40 per bbl, plus put options on 48,500 bbls/d at a strike price of $65.00 per bbl and 43,000 bbls/d at an average strike price of $44.44 per bbl. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.

CONFERENCE CALL TODAY
1:30 p.m. Mountain Time (3:30 p.m. Eastern Time)
EnCana will host a conference call and webcast to discuss its 2007 budget plans today at 1:30 p.m. MT (3:30 p.m. ET). To participate, please dial (866) 719-0110 (toll-free in North America) or (719) 785-9444 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. MT on December 14 until midnight December 19, 2006 by dialing (888) 203-1112 or (719) 457-0820 and entering access code 5849934.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is a leading North American natural gas producer and a technical and cost leader in the in-situ recovery of oilsands bitumen. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, free cash flow and pre-tax cash flow.
•	Cash Flow is defined as net earnings plus or minus depletion, depreciation and amortization, accretion of asset retirement obligation, future income taxes, unrealized foreign exchange (gain) loss and other non-cash items.
•	Free cash flow is cash flow less total capital expenditures
•	Pre-tax cash flow is cash flow plus estimated cash taxes
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S.

requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated growth and success of resource plays and the expected characteristics of resource plays; potential common share purchases under the company’s Normal Course Issuer Bid and the projected source of funds therefor; free cash flow which may be generated in 2007 and beyond, and potential uses for such free cash flow, including debt reduction and dividend payments; anticipated production and sales of oil, natural gas and NGLs in 2006 and 2007; anticipated closing date of the transaction with ConocoPhillips; anticipated success of the partnership with ConocoPhillips and anticipated production of the upstream partnership in 2007; anticipated dividend increases; anticipated impact and success of EnCana’s price hedging strategy; anticipated costs; anticipated prices for oil and natural gas; anticipated Gulf Coast 3-2-1 crack spread; anticipated sale of EnCana’s planned office building; anticipated downstream revenue and cash flow; anticipated capital investment in 2006 and 2007 and the allocation thereof; and forecast cash flow for 2006 and 2007 and the anticipated ability to meet guidance targets. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
     Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007